FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES	OMB APPROVAL OMB NUMBER: 3235-0104 Expires: December 31, 2001 Estimated average burden hours per response 0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
1. Name and Address of Reporting Person* Wachovia Investors, Inc.	2. Date of Event Requiring Statement (Month/Day/Year) 10/30/02	4. Issuer Name and Ticker or Trading Symbol Fibernet Telecom Group, Inc. (FTGX)
(Last) (First) (Middle) 301 S. College Street TW5 NC0537		5. Relationship of Reporting Person(s) to issuer (Check all applicable) Director X 10% Owner Officer (give Other (specify title below) below)	6. If Amendment, Date of Original (Month/Day/Year)
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
(Street) Charlotte NC 28288			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr.4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	115,000,000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required (Over)

to respond unless the form displays a currently valid OMB control number. SEC 1473 (7-97)

FORM 3 (continued) Table II C Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect(I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Common Stock Warrants	Immed.	10/30/07	Common Stock	27,500,000	$0.12	D
Common Stock Warrants	Immed.	11/11/09	Common Stock	5,000,000	$0.12	D
Common Stock Warrants	Immed.	4/11/05	Common Stock	566,666	$0.01	D

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. /s/ Wachovia Investors, Inc. November 12, 2002

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). **Signature of Reporting Person Date

By: Karen F. Knudtsen

Title: Vice President & Compliance Officer

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,

see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC 1473 (7-97)